EXHIBIT 77 to Neuberger Berman High Yield Strategies Fund Inc. NSAR 10/31/10

File Number: 81122396
CIK Number: 0001487610

Item 77M

	In February 2010, the Boards of Neuberger
Berman High Yield Strategies Fund (Old
NHS) and Neuberger Berman Income Opportunity
Fund Inc. (NOX) approved a proposal to
reorganize Old NHS and NOX into Neuberger
Berman High Yield Strategies Fund Inc. (the
Fund) pursuant to an Agreement and Plan of Reorganization (Agreement). At the July 2010 annual meetings of shareholders, shareholders of each of Old NHS and NOX approved the Agreement. In accordance with the Agreement, first Old NHS, and then NOX, transferred its assets to the Fund in exchange for Fund common shares and Fund preferred shares and the Fund assumed each of Old NHSs and NOXs liabilities.
After the close of business on August 6, 2010, Old NHS merged with and into the Fund pursuant to the Agreement. The merger was accomplished by a taxfree exchange of the net assets of Old NHS, which aggregated
$157,022,940 (including investments with a cost of $148,637,738 and $11,723,763 of unrealized appreciation), for 11,033,556 Fund common shares
(with a net asset value of $13.1166) and 492
Fund preferred shares (with a total liquidation preference of $12,300,000) and the assumption by the Fund of Old NHSs liabilities. Old NHS common shareholders and preferred shareholders received the same number of common shares and preferred shares of the Fund as they previously held of Old NHS. After Old NHS merged with and into the Fund, NOX merged with and into the Fund, pursuant to the Agreement.

	The merger was accomplished by a taxfree exchange of the net assets of NOX, which aggregated $123,966,569 (including $8,135,275 of unrealized appreciation), for 8,316,011 Fund common shares and 595 Fund preferred shares (with a total liquidation preference of
$14,875,000) and the assumption by the Fund of NOXs liabilities. The merger of NOX and the Fund was based on the relative net asset values of NOX and the Fund (after its merger with Old
NHS). On August 6, 2010, the net asset value per common share for NOX was $7.5731. The net asset value per common share for the Fund after its merger with Old NHS was $13.1173. As a result, former NOX common shareholders received
0.577 Fund common shares for each NOX
common share previously held. NOX common shareholders subsequently received cash in lieu of fractional shares not held in NOXs Distribution
Reinvestment Plan. In addition, NOX
preferred shareholders each received the same number of preferred shares of the Fund as they previously held of NOX.

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